

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 14, 2008

Mr. Michael A. Cederstrom
Chief Financial Officer
TX Holdings, Inc.
1701 North Judge Ely Blvd. #6420
Abilene, Texas 79601

> **Re: TX Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2007**
> **Filed December 31, 2007**
> **Form 10-KSB for Fiscal Year Ended September 30, 2006**
> **Filed March 23, 2007**
> **Response Letter Dated December 3, 2007**
> **File No. 000-32335**

Dear Mr. Cederstrom:

        We have reviewed your filings and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

General

1.   Please submit your response letter dated December 3, 2007 on Edgar as correspondence. Additionally, in your next response letter, please provide the TANDY representations requested in our comment letter dated July 26, 2007.

2.   Please file your amendment to Form 10-KSB for the fiscal year ended September 30, 2006, incorporating all appropriate revisions proposed in your response letter dated December 3, 2007, as well as revisions necessary to comply with comments 3, 4 and 5 below.

3.   We note that you did not respond to prior comments 6, 7 and 13, regarding your discontinued operations and valuation of warrants, from our comment letter dated July 26, 2007. We re-issue prior comments 6, 7 and 13.

Controls and Procedures, page 52

4.   We note that you did not comply with prior comment 15. Please expand your disclosures in both your 2006 and 2007 annual reports to comply with the requirements of Item 307 and 308(c) of Regulation S-B as specified in prior comment 15. Please call us for further clarification.

5.   In your response to prior comment 16 you state that the material weaknesses you identified related to your lack of control over bank and expense accounts. However, within your disclosure in your Form 10-KSB for the fiscal year ended September 30, 2007 you state that the material weaknesses surrounded your accounting for common and preferred stock issuances. Please resolve this discrepancy in the disclosure of the nature of the material weaknesses identified.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

General

6.   Please revise the disclosures in your 2007 annual report as necessary to comply with all applicable comments issued on your 2006 report.

Exhibits 31.1, 31.4, 32.1 and 32.4

7.   Please limit the certifications to your officers holding the titles or performing the functions of CEO and CFO on the date of your filing. You may refer to Q&A 13 of the Division of Corporation Finance: Sarbanes – Oxley Act of 2002 – Frequently Asked Questions, November 8, 2002 (Revised November 14, 2002) located on our website at the following address:
http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief